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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                             The Centris Group, Inc.
                     (formerly, U.S. Facilities Corporation)
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    155904105
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 19, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]




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SCHEDULE 13D

CUSIP No. 155904105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                      a[ ]
                                                       b[ ]
3.       SEC USE ONLY


4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                        7.      SOLE VOTING POWER

                                None

                        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    272,000
 OWNED BY
REPORTING               9.      SOLE DISPOSITIVE POWER
  PERSON                        None
   WITH
                        10.     SHARED DISPOSITIVE POWER
                                272,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  272,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                   [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.51%

14.     TYPE OF REPORTING PERSON*
                  PN

                                       2
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SCHEDULE 13D

CUSIP No. 155904105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                   a[ ]
                                                    b[ ]
3.       SEC USE ONLY


4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                         7.      SOLE VOTING POWER

                                 None

                         8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     272,000
 OWNED BY
REPORTING                9.      SOLE DISPOSITIVE POWER
  PERSON                         None
   WITH
                         10.     SHARED DISPOSITIVE POWER
                                 272,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  272,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.51%

14.     TYPE OF REPORTING PERSON*
                  IN

                                       3
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SCHEDULE 13D

CUSIP No. 155904105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay S. Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                a[ ]
                                                 b[ ]
3.       SEC USE ONLY


4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                      7.      SOLE VOTING POWER

                              None

                      8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      None
   WITH
                      10.     SHARED DISPOSITIVE POWER
                              None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  None

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.00%

14.     TYPE OF REPORTING PERSON*
                  IN

                                       4
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     This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on April 1, 1996, as amended by Amendment No. 1 filed with the Commission on May 23, 1996 and Amendment No. 2 filed with the Commission on July 25, 1997, and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is revised and amended in its entirety as set forth below:

          (a)-(b) On the date of this Statement:

          (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 272,000 shares of Common Stock by virtue of his position as general partner of KS. Such shares represent 4.51% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with KS.

          (ii) Mr. Spellman no longer has Beneficial Ownership of any Common Stock as a result of his withdrawal as a general partner of KS effective as of December 31, 1997. Accordingly, Mr. Spellman no longer shares voting power or dispositive power over the Common Stock with Mr. Kramer and KS.

                                       5
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          (iii) KS has Beneficial Ownership of 272,000 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and the Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 4.51% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

          The percentages used herein are calculated based upon the 6,027,148 shares of Common Stock stated to be issued and outstanding as of November 7, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1997.

          (c) The trading dates, number of shares purchased, sold or otherwise disposed of, and the average price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were effected on The New York Stock Exchange, except that the transactions that occurred on January 12, 1998 and January 27, 1998 (as noted on Schedule I) represent a transfer of Common Stock to certain withdrawing limited partners of one of the Partnerships.

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or proceeds upon the sale of shares of Common Stock,



                                       6
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except that the respective shareholders, partners or owners as relevant, of the
Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from or proceeds upon the sale of shares of Common Stock held for their respective accounts.

          (e) Effective December 31, 1997, Mr. Spellman ceased to be the Beneficial Owner of more than 5% of the outstanding shares of Common Stock as a result of his withdrawal as a general partner of KS as of that date. Additionally, effective February 19, 1998, both KS and Mr. Kramer each ceased to be a Beneficial Owner of more than 5% of the outstanding shares of Common Stock.

Item 7. Material to be Filed as Exhibits

     Joint Filing Agreement among KS, Mr. Kramer and Mr. Spellman, dated April 1, 1996 (filed as Exhibit A to the Schedule 13D and incorporated herein by reference.)







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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 24, 1998


                                                   KRAMER SPELLMAN, L.P.

                                                   By: /s/ Orin S. Kramer
                                                     Name: Orin S. Kramer
                                                     Title: General Partner



                                                   /s/ Orin S. Kramer
                                                       Orin S. Kramer



                                                   /s/ Jay Spellman
                                                       Jay Spellman


                                       8

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                                                            Schedule I
                                                            ----------
                       Shares Sold (or
Date                otherwise disposed of)           Price Per Share
----                ----------------------           ---------------
12/30/97                   1,000                         $21.835
01/06/98                     500                          22.146
01/07/98                   3,000                          22.001
01/08/98                   1,000                          22.209
01/12/98*                  3,000                             N/A
01/20/98                   1,000                          21.896
01/23/98                   5,000                          21.689
01/26/98                   5,000                          22.102
01/27/98                   1,300                          21.855
01/27/98*                  4,000                             N/A
01/29/98                   3,000                          21.960
02/03/98                  10,000                          23.866
02/04/98                   7,000                          24.802
02/05/98                   5,000                          24.939
02/19/98                  30,000                          24.979
02/23/98                   5,000                          24.814


-----------------
* See Item 5(c) of Schedule 13D.